UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G	Amendment No. 1

(Name of Issuer)
	MINE SAFETY APPLIANCES CO.

(Title of Class of Securities)
Common Stock

(CUSIP Number)
	602720104

NAME OF REPORTING PERSON
Private Capital Management

I.R.S. IDENTIFICATION NO.
59-3654603

MEMBER OF A GROUP?
(b) X

PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
SOLE VOTING POWER 	0
SHARED VOTING POWER	1336732
SOLE DISPOSITIVE POWER 	0
SHARED DISPOSITIVE POWER 	1336732

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	1336732

PERCENT OF CLASS REPRESENTED BY AGGREGATE AMOUNT BENEFICIALLY
OWNED
	11.3%

TYPE OF REPORTING PERSON
IA

NAME OF REPORTING PERSON
Bruce S. Sherman

I.R.S. IDENTIFICATION NO.
###-##-####

MEMBER OF A GROUP?
(b) X

CITIZENSHIP
U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
SOLE VOTING POWER 	21500
SHARED VOTING POWER 	1337632
SOLE DISPOSITIVE POWER 	21500
SHARED DISPOSITIVE POWER 	1337632

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	1359132

AGGREGATE AMOUNT BENEFICIALLY OWNED EXCLUDES CERTAIN SHARES
(yes)

PERCENT OF CLASS REPRESENTED BY AGGREGATE AMOUNT BENEFICIALLY
OWNED
	11.5%

TYPE OF REPORTING PERSON
IN


NAME OF REPORTING PERSON
Gregg J. Powers

I.R.S. IDENTIFICATION NO.
###-##-####

MEMBER OF A GROUP?
(b) X

CITIZENSHIP
U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
SOLE VOTING POWER 	0
SHARED VOTING POWER 	1336732
SOLE DISPOSITIVE POWER 	0
SHARED DISPOSITIVE POWER 	1336732

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	1336732

AGGREGATE AMOUNT BENEFICIALLY OWNED EXCLUDES CERTAIN SHARES
(yes)

PERCENT OF CLASS REPRESENTED BY AGGREGATE AMOUNT BENEFICIALLY
OWNED
	11.3%

TYPE OF REPORTING PERSON
IN



ITEMS 1 - 10 OF GENERAL INSTRUCTIONS

Item 1.
(a)Name of Issuer: 	MINE SAFETY APPLIANCES CO.
(b)Address of Issuer: 	121 Gamma Dr, RIDC Industrial Park, Pittsburgh, PA 15238

Item 2.
(a)Name of Person Filing:  See Exhibit 1
(b)Address of Person Filing: 3003 Tamiami Trail N., Naples, FL  34103
(c)Citizenship:  See Exhibit 1
(d)Title of Class of Securities:  Common Stock
(e)CUSIP Number:  	602720104

Item 3.
The reporting person is filing as an Investment Adviser registered under section 203 of the Investment Advisers Act of 1940.

Item 4. Ownership
(a)Amount Beneficially Owned:  See Exhibit 1
(b)Percent of Class:  See Exhibit 1
(c)Number of Shares as to which such person has:
(i)sole power to vote or to direct the vote:
     See Exhibit 1
(ii)shared power to vote or to direct the vote:
     See Exhibit 1
(iii)sole power to dispose or to direct the disposition of:
     See Exhibit 1
(iv)shared power to dispose or to direct the disposition of:
     See Exhibit 1

Item 5. Ownership of Five Percent or Less of Class:
        N/A

Item 6. Ownership of More than Five Percent on Behalf of Another
Person: N/A

Item 7. Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent Holding
Company: N/A

Item 8. Identification and Classification of Members of the Group:
        See Exhibit 1

Item 9. Notice of Dissolution of Group:
        N/A

Item 10. Certification:
        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   See Exhibit 2
Signature:  See Exhibit 2
Name/Title: See Exhibit 2



                    Exhibit 1


Item 2.
(a) Name of Person Filing
     1)  Private Capital Management, Inc.
     2) *Bruce S. Sherman
     3) *Gregg J. Powers

(c)Citizenship
     1)  Florida
     2)  U.S.
     3)  U.S.

Item 4.
(a) Amount Beneficially Owned
     1) 	1336732
     2) 	1359132
     3) 	1336732

(b) Percent of Class
     1) 	11.3%
     2) 	11.5%
     3) 	11.3%

(c) Number of shares as to which such person has:
   (i)   sole power to vote or to direct the vote
         1)  	0
         2)  	21500
         3)  	0

   (ii)  shared power to vote or to direct the vote
         1) 	1336732
         2)  	1337632
         3)  	1336732

   (iii) sole power to dispose or to direct the disposition of
         1)  	0
         2)  	21500
         3)  	0

   (iv)  shared power to dispose or to direct the disposition of
         1)  	1336732
         2)  	1337632
         3)  	1336732


* Bruce S. Sherman is Chairman of Private Capital Management (PCM) and Gregg J. Powers is President of PCM. In these capacities, Messrs. Sherman and Powers exercise shared dispositive and shared voting power with respect to shares held by PCM's clients and managed by PCM. Messrs. Sherman and Powers disclaim beneficial ownership for the shares held by EVF and by PCM's clients and disclaim the existence of a group.


Exhibit 2

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2001




_____________________________________
Bruce S. Sherman
as Chairman, PCM
as Managing Director, SPS
as, individual, as applicable






______________________________________
Gregg J. Powers
as President, PCM
as General Partner, SPS
as, individual, as applicable